Exhibit 99.1

Contact:		Fresenius Medical Care AG & Co. KGaA
Oliver Maier		Else-Kröner-Str.1
Phone:	+ 49 6172 609 2601	61352 Bad Homburg
Fax:	+ 49 6172 609 2301	Germany
www.fmc-ag.com
North America:
Terry L. Morris
Phone:	+ 1 800 948 2538
Fax:	+ 1 615 345 5605

E-mail:	ir@fmc-ag.com	February 23, 2011

Investor News

Fresenius Medical Care Reports Excellent 4th Quarter and Full
Year Results; Strong Outlook for 2011

4th Quarter 2010 Summary:

Net revenue	$3,167 million	+ 4%
Operating income (EBIT)	$539 million	+10%
Net income1	$271 million	+10%
Earnings per share	$0.90	+9%

Full Year 2010 Summary:

Net revenue		$12,053 million	+7%
Operating income (EBIT)		$1,924 million	+10%
Net income1		$979 million	+10%
Earnings per share		$3.25	+9%

Dividend Proposal	Ordinary share	€0.65	+7%
	Preference share	€0.67	+6%

1 Net income attributable to Fresenius Medical Care AG & Co. KGaA

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (the company or Fresenius Medical Care; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, today announced its results for the fourth quarter and full year of 2010.

4th Quarter 2010:

Revenue

Net revenue for the fourth quarter of 2010 increased by 4% to $3,167 million (+5% at constant currency) compared to the fourth quarter of 2009. Organic revenue growth worldwide was 4%. Dialysis services revenue grew by 6% to $2,354 million (+6% at constant currency) in the fourth quarter of 2010. Dialysis product revenue increased from $809 million in the fourth quarter of 2009 to $813 million in the fourth quarter of 2010, which corresponds to 3% growth at constant currency.

North America revenue increased by 3% to $2,072 million. Organic revenue growth was 3%. Dialysis services revenue grew by 3% to $1,862 million. Average revenue per treatment for U.S. clinics decreased to $355 in the fourth quarter of 2010 compared to $357 for the corresponding quarter in 2009. Developments were favorably impacted by reimbursement increases, while this was more than offset by reduced utilization of pharmaceuticals. Dialysis product revenue decreased by 1% to $210 million. The company’s performance was impacted favorably by higher sales of machines and bloodlines. This was mainly offset by changes in the dialysis products mix and lower Medicare average selling prices for the intravenous iron product Venofer®.

International revenue increased by 7% to $1,095 million. Based on constant currency, revenue grew by 10%. Organic revenue growth was 5%. Dialysis services revenue was $492 million, an increase of 15% (+18% at constant currency). Dialysis product revenue increased by 1% to $603 million and increased by 4% at constant currency, led by higher sales of machines and dialyzers.

Earnings

Operating income (EBIT) for the fourth quarter of 2010 increased by 10% to $539 million compared to $491 million in the fourth quarter of 2009. This resulted in an operating margin of 17.0% compared to 16.2% for the corresponding quarter in 2009.

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In North America, the operating margin increased from 17.7% to 17.9%. The margin development benefitted primarily from favorable pharmaceutical costs and personnel expenses, partially offset by a decrease in revenue per treatment.

In the International segment, the operating margin increased from 17.6% to 18.0% mainly due to economies of scale and favorable currency effects, partially offset by lower gross profit margins of acquired clinics.

Net interest expense for the fourth quarter of 2010 was $74 million compared to $75 million in the comparable quarter of 2009. This development was influenced favorably by decreased short-term interest rates.

Income tax expense was $169 million for the fourth quarter of 2010 compared to $145 million in the fourth quarter of 2009, reflecting effective tax rates of 36.3% and 34.9%, respectively.

Net income attributable to FMC AG & Co. KGaA for the fourth quarter of 2010 was $271 million, an increase of 10% compared to the corresponding quarter of 2009.

Earnings per share (EPS) for the fourth quarter of 2010 rose by 9% to $0.90 per ordinary share compared to $0.82 for the fourth quarter of 2009. The weighted average number of shares outstanding for the fourth quarter of 2010 was approximately 302.1 million shares compared to 299.0 million shares for the fourth quarter of 2009. The increase in shares outstanding resulted from stock option exercises in the past twelve months.

Cash Flow

In the fourth quarter of 2010, the company generated $341 million in cash from operations, representing approximately 11% of revenue. The cash flow generation was supported by increased earnings.

A total of $168 million was spent for capital expenditures, net of disposals. Free Cash Flow before acquisitions was $173 million compared to $285 million in the fourth quarter of 2009. A total of $379 million in cash was spent for acquisitions, net of divestitures. Free Cash Flow after acquisitions and divestitures and excluding short-term investments was minus $206 million compared to $206 million in the fourth quarter of 2009.

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Full Year 2010:

Revenue and Earnings

Net revenue for the full year 2010 was $12,053 million, up 7% from the full year 2009. At constant currency, net revenue also rose 7%. Organic growth was 6% in 2010.

Operating income (EBIT) for the full year 2010 increased by 10% to $1,924 million compared to $1,756 million in 2009. This resulted in an operating margin of 16.0% compared to 15.6% for 2009.

Net interest expense for the full year 2010 was $280 million compared to $300 million in the corresponding period of 2009.

Income tax expense was $578 million in the full year 2010 compared to $491 million in 2009. These reflect effective tax rates of 35.2% and 33.7%, respectively.

For the full year 2010, net income attributable to FMC AG & Co. KGaA was $979 million, up 10% from 2009.

In the full year 2010, earnings per ordinary share rose 9% to $3.25. The weighted average number of shares outstanding during the full year 2010 was approximately 300.7 million.

Cash Flow

Cash from operations during 2010 was $1,368 million compared to $1,339 million for 2009, representing approximately 11% of revenue.

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A total of $507 million was spent for capital expenditures, net of disposals. Free Cash Flow before acquisitions for the full year 2010 was $861 million compared to $777 million in 2009. A total of $618 million in cash was spent for acquisitions, net of divestitures. Free Cash Flow after acquisitions and divestitures and excluding short-term investments was $243 million compared to $591 million in 2009.

Please refer to the attachments for a complete overview on the fourth quarter and the full year of 2010 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

Patients – Clinics – Treatments

As of Dec. 31, 2010, Fresenius Medical Care treated 214,648 patients worldwide, which represents a 10% increase compared to the previous year. North America provided dialysis treatments for 137,689 patients, an increase of 4%. Including 30 clinics managed by Fresenius Medical Care North America, the number of patients in North America was 139,327. The International segment served 76,959 patients, an increase of 21% over the prior year.

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As of Dec. 31, 2010, the company operated a total of 2,757 clinics worldwide, which represents an 8% increase compared to the previous year’s figure. The number of clinics is comprised of 1,823 clinics in North America (1,853 including managed clinics) and 934 clinics in the International segment, representing an increase of 2% and 21%, respectively.

During the year 2010, Fresenius Medical Care delivered approximately 31.67 million dialysis treatments worldwide. This represents an increase of 8% compared to last year. North America accounted for 20.85 million treatments, an increase of 5%; the International segment delivered 10.82 million treatments, an increase of 13%.

Employees

As of Dec. 31, 2010, Fresenius Medical Care had 73,452 employees (full-time equivalents) worldwide compared to 67,988 employees at the end of 2009. The increase of more than 5,400 employees is due to overall growth in the company’s business and acquisitions.

Dividend

The company will continue to follow an earnings-driven dividend policy. For the 14th consecutive year, shareholders can expect to receive an increased annual dividend for the fiscal year 2010. At the Annual General Meeting to be held on May 12, 2011, shareholders will be asked to approve a dividend of €0.65 per ordinary share, an increase of 7% from 2009 (€0.61).

Debt/EBITDA Ratio

The ratio of debt to Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) decreased from 2.46 at the end of 2009 to 2.38 at the end of 2010.

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Rating

Standard & Poor’s Rating Services continued to rate the company’s corporate credit as ‘BB’ with a ‘positive’ outlook. Moody's continued to rate the company’s corporate credit as ‘Ba1’ with a ‘stable’ outlook, and Fitch continued to rate the company’s corporate credit as ‘BB’ with a ‘positive’ outlook. For further information on Fresenius Medical Care’s credit ratings, maturity profiles and credit instruments, please visit our website at www.fmc-ag.com / Investor Relations / Credit Relations.

Issuance of Senior Notes

In January 2011 Fresenius Medical Care issued $-denominated and €-denominated senior unsecured notes in the principal amounts of $650 million and €300 million, respectively, both due 2021. The coupon for the $ senior notes is 5.75%, while the coupon for the € senior notes is 5.25%. Net proceeds amounting to approximately $1,035 million from the offering will be used to repay indebtness, for acquisitions including the company’s recently announced acquisition of Euromedic’s dialysis service business and for general corporate purposes to support the renal products and services business.

Contract for comprehensive dialysis care reimbursement in Spain

On Jan. 19, 2011, Fresenius Medical Care announced a cooperation agreement with the public health authorities in the Murcia region of Spain for the country’s first comprehensive dialysis care and performance-oriented reimbursement model. Under this agreement, Fresenius Medical Care will provide dialysis therapy to approximately 200 renal patients in the region. The contract will be effective from mid-2011. The reimbursement will be converted from a “fee-for-service” basis to an all-inclusive “bundled” rate that is tied to Fresenius Medical Care’s quality performance.

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Acquisition of dialysis service business from Euromedic

On Jan. 4, 2011, Fresenius Medical Care announced the signing of a purchase agreement to acquire International Dialysis Centers (IDC), Euromedic’s dialysis service business. Fresenius Medical Care thus is expanding its activities in the dialysis care market, especially in Eastern Europe, where IDC treats over 8,200 hemodialysis patients. The transaction remains subject to necessary regulatory approvals by the relevant anti-trust authorities and is expected to close in the second quarter of 2011. On completion, the acquired operations will add approximately $180 million in annual revenue and are expected to be accretive to earnings in the first year after closing of the transaction. The purchase price is €485 million.

Acquisition of Gambro’s Peritoneal Dialysis Business Completed

On Dec. 27, 2010, Fresenius Medical Care announced the closing of its acquisition of Gambro’s worldwide peritoneal dialysis (PD) business that marked the successful completion of regulatory approvals by the relevant antitrust authorities, except Serbia where it is still pending. Fresenius Medical Care took advantage of Gambro’s decision to prioritize its investments in the hemodialysis field to expand the activities in the homecare market, especially in Europe and Asia-Pacific.

Formation of renal pharmaceutical company

On Dec. 1, 2010, Fresenius Medical Care and the Swiss-based company Galenica announced the formation of a new renal pharmaceutical company named Vifor Fresenius Medical Care Renal Pharma Ltd. It is designed to develop and distribute on a worldwide basis products to treat iron deficiency anaemia and bone mineral metabolism for pre-dialysis and dialysis patients. The products will include Venofer® and Ferinject® (Injectafer®, the brand name for Ferinject® in the USA) within the field of dialysis and pre-dialysis (CKD stage III – V) as well as PA21, a novel iron-based phosphate binder. This investment allows Fresenius Medical Care to take the next major implementation step in its renal pharmaceutical strategy. Fresenius Medical Care will hold a 45% share in the new company. The transaction is subject to final antitrust approval in certain regions.

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Outlook for 2011

For the year 2011, the company expects revenue to grow to between $12.8 billion and $13.0 billion, corresponding to a growth rate of 6% to 8%.

Net income attributable to FMC AG & Co. KGaA is expected to be between $1.035 billion and $1.055 billion, with operating margins forecast to increase by approximately 20 basis points.

For 2011, the company expects to spend around 5% of revenue on capital expenditures and approximately $1.2 billion on acquisitions. The debt/EBITDA ratio is expected to be below 2.8 by the end of 2011.

“We are very pleased to report excellent financial results for the fourth quarter and full year of 2010,” said Ben Lipps, chief executive officer of Fresenius Medical Care. “With this performance, we have achieved the top end of our improved earnings guidance for 2010. In 2011, we will remain focused on our strategy to continuously improve our quality performance and operating efficiency, while maintaining vigilance regarding local health care trends. One of the trends gaining momentum around the world is the need for integrated care solutions under comprehensive payment concepts in dialysis, with the aim of reducing total health care costs while improving patient care outcomes. As a vertically integrated company, offering products and services for the entire dialysis value chain, and due to our longstanding expertise regarding clinical quality data management, we are in a unique position to meet the rising demand that such holistic therapy offers. The experience we gather in different countries by partnering with public health care providers is an asset from which we have also benefitted in the first phase of the new bundled reimbursement system in the United States. We are confident that we can meet the challenges as we look ahead.”

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Video Webcast

Fresenius Medical Care will hold an analyst meeting at its headquarters in Bad Homburg, Germany, to discuss the results of the fourth quarter and the full year of 2010 on Wednesday, Feb. 23, 2011, at 3:15 p.m. CET / 9:15 a.m. EDT. The company invites investors to view the live webcast of the meeting at the company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the meeting.

About Fresenius Medical Care
Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1.89 million individuals worldwide. Through its network of 2,757 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 214,648 patients around the globe. Fresenius Medical Care also is the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

Disclaimer
This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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Fresenius Medical Care	Three Months Ended			Twelve Months Ended
Statement of Earnings	December 31,			December 31,
(in US-$ thousands, except share data)	2010	2009	% Change	2010	2009	% Change
(audited)

Net revenue
Dialysis Care	2,354,266	2,226,459	5.7%	9,070,546	8,350,233	8.6%
Dialysis Products	812,791	808,970	0.5%	2,982,944	2,897,244	3.0%
Total net revenue	3,167,057	3,035,429	4.3%	12,053,490	11,247,477	7.2%

Costs of revenue	2,052,714	1,976,435	3.9%	7,908,769	7,415,965	6.6%
Gross profit	1,114,343	1,058,994	5.2%	4,144,721	3,831,512	8.2%

Selling, general and administrative	546,256	538,900	1.4%	2,124,384	1,982,106	7.2%
Research and development	29,276	29,302	(0.1)%	96,532	93,810	2.9%
Operating income (EBIT)	538,811	490,792	9.8%	1,923,805	1,755,596	9.6%

Interest income	(6,607)	(4,600)	43.6%	(25,409)	(21,397)	18.8%
Interest expense	80,655	79,894	1.0%	305,473	321,360	(4.9)%
Interest expense, net	74,048	75,294	(1.7)%	280,064	299,963	(6.6)%
Income before taxes	464,763	415,498	11.9%	1,643,741	1,455,633	12.9%
Income tax expense	168,838	144,977	16.5%	578,345	490,413	17.9%
Net income	295,925	270,521	9.4%	1,065,396	965,220	10.4%
Less: Net income attributable to Noncontrolling interests	24,581	23,902	2.8%	86,879	74,082	17.3%
Net income attributable to FMC AG & Co. KGaA	271,344	246,619	10.0%	978,517	891,138	9.8%

Operating income (EBIT)	538,811	490,792	9.8%	1,923,805	1,755,596	9.6%
Depreciation and amortization	133,900	122,952	8.9%	503,224	457,085	10.1%
EBITDA	672,711	613,744	9.6%	2,427,029	2,212,681	9.7%

Total bad debt expenses	53,441	51,042		218,478	210,120

Earnings per ordinary share	$0.90	$0.82	8.9%	$3.25	$2.99	8.9%
Earnings per ordinary ADS	$0.90	$0.82	8.9%	$3.25	$2.99	8.9%

Weighted average number of shares
Ordinary shares	298,109,602	295,122,756		296,808,978	294,418,795
Preference shares	3,945,649	3,872,911		3,912,348	3,842,586

In percent of revenue
Costs of revenue	64.8%	65.1%		65.6%	65.9%
Gross profit	35.2%	34.9%		34.4%	34.1%

Selling, general and administrative	17.2%	17.8%		17.6%	17.6%
Research and development	0.9%	1.0%		0.8%	0.8%
Operating income (EBIT)	17.0%	16.2%		16.0%	15.6%
Interest expense, net	2.3%	2.5%		2.3%	2.7%
Income before taxes	14.7%	13.7%		13.6%	12.9%
Income tax expense	5.3%	4.8%		4.8%	4.4%
Net income attributable to Noncontrolling interests	0.8%	0.8%		0.7%	0.7%
Net income attributable to FMC AG & Co. KGaA	8.6%	8.1%		8.1%	7.9%

EBITDA	21.2%	20.2%		20.1%	19.7%

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Fresenius Medical Care	Three Months Ended			Twelve Months Ended
Segment and Other Information	December 31,			December 31,
(in US-$ million)	2010	2009	% Change	2010	2009	% Change
(audited)

Net revenue
North America	2,072	2,012	3.0%	8,130	7,612	6.8%
International	1,095	1,023	7.0%	3,923	3,635	7.9%
Total net revenue	3,167	3,035	4.3%	12,053	11,247	7.2%

Operating income (EBIT)
North America	372	356	4.5%	1,386	1,250	10.9%
International	197	180	9.8%	678	637	6.4%
Corporate	(30)	(45)	(32.5)%	(140)	(131)	6.6%
Total operating income (EBIT)	539	491	9.8%	1,924	1,756	9.6%

Operating income in percentage of revenue
North America	17.9%	17.7%		17.0%	16.4%
International	18.0%	17.6%		17.3%	17.5%
Total	17.0%	16.2%		16.0%	15.6%

Employees
Full-time equivalents				73,452	67,988

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Fresenius Medical Care
Reconciliation of non US-GAAP
financial measures to the most directly	Three Months Ended		Twelve Months Ended
comparable US-GAAP financial measures	December 31,		December 31,
(in US-$ million)	2010	2009	2010	2009
(audited)

Segment information North America
Net revenue	2,072	2,012
Costs of revenue and research and development	1,352	1,331
Selling, general and administrative	348	325
Costs of revenue and operating expenses	1,700	1,656
Operating income (EBIT)	372	356

In percent of revenue	17.9%	17.7%

Dialysis Products revenue incl. and excl. internal sales
North America
Dialysis Products revenue incl. internal sales	399	383
less internal sales	(189)	(170)
Dialysis Products external sales	210	213
International
Dialysis Products revenue incl. internal sales	718	693
less internal sales	(115)	(97)
Dialysis Products external sales	603	596

Reconciliation of cash flow from operating activities to EBITDA 1)
Total EBITDA			2,427	2,213
Interest expense, net			(280)	(300)
Income tax expense			(578)	(491)
Change in working capital and other non-cash items			(201)	(83)
Net cash provided by operating activities			1,368	1,339

Annualized EBITDA
Operating income (EBIT) last twelve months			1,924	1,756
Depreciation and amortization last twelve months			503	457
Non-cash charges			45	50
Annualized EBITDA			2,472	2,263

1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

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Fresenius Medical Care	December 31,	December 31,
Balance Sheet	2010	2009
(in US-$ million)	(audited)	(audited)

Assets
Current assets	5,153	4,728
Intangible assets	8,833	8,371
Other non-current assets	3,109	2,722
Total assets	17,095	15,821

Liabilities and equity
Current liabilities	3,790	2,610
Long-term liabilities	5,501	6,181

Noncontrolling interest subject to put provisions	280	231

Total equity	7,524	6,799
Total liabilities and equity	17,095	15,821

Equity/assets ratio:	44%	43%

Debt
Short-term borrowings	671	316
Short-term borrowings from related parties	10	10
Current portion of long-term debt and capital lease obligations	264	158
Long-term debt and capital lease obligations, less current portion	4,310	4,428
Trust Preferred Securities	625	656
Total debt	5,880	5,568

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Fresenius Medical Care
Cash Flow Statement
Twelve Months Ended December 31,	2010	2009
(in US-$ million)
(audited)

Operating activities
Net income	1,066	965
Depreciation / amortization	503	457
Change in working capital and other non cash items	(201)	(83)
Cash Flow from operating activities	1,368	1,339

Investing activities
Purchases of property, plant and equipment	(523)	(574)
Proceeds from sale of property, plant and equipment	16	12
Capital expenditures, net	(507)	(562)
Free Cash Flow	861	777

Acquisitions and investments, net of cash acquired and net purchases of intangible assets	(764)	(188)
Proceeds from divestitures	146	52
Acquisitions, net of divestitures*	(618)	(136)
Free Cash Flow after investing activities*	243	641

Financing activities
Change in accounts receivable securitization program	296	(325)
Change in intercompany debt	—	(100)
Change in other debt	(103)	81
Proceeds from exercise of stock options	110	72
Distributions to noncontrolling interest	(112)	(68)
Contributions from noncontrolling interest	26	13
Dividends paid	(232)	(232)
Cash Flow from financing activities	(15)	(559)

Effects of exchange rates on cash	(6)	(3)
Net increase (decrease) in cash	222	79

Cash at beginning of period	301	222
Cash at end of period	523	301

* Including proceeds of short-term investments of $50 million in 2009

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Fresenius Medical Care
Quarterly Performance Scorecard - Revenue
Three months ended December 31,	2010	cc	2009	cc
(in US-$ thousands, except per-treatment revenue)
audited

North America
Net revenue	2,072,009		2,011,957
Growth year-over-year	3.0%		8.6%

Dialysis Care	1,862,173		1,799,301
Growth year-over-year	3.5%		10.2%
U.S. per treatment	355		357
Per treatment	347		350
Sequential growth	(1.2)%		2.5%
Growth year-over-year	(0.9)%		6.1%

Dialysis Products
incl. internal sales	399,472		382,582
Growth year-over-year	4.4%		3.1%
External sales	209,836		212,656
Growth year-over-year	(1.3)%		(3.3)%

International
Net revenue	1,094,985		1,023,344
Growth year-over-year	7.0%	10.1%	17.7%	8.1%

Dialysis Care	492,093		427,158
Growth year-over-year	15.2%	18.3%	21.5%	12.5%
Per treatment	169	173	173	160
Sequential growth	5.6%		3.5%
Growth year-over-year	(2.7)%	0.0%	12.3%	3.9%

Dialysis Products
incl. internal sales	717,944		692,582
Growth year-over-year	3.7%	6.7%	14.9%	5.0%
External sales	602,892		596,186
Growth year-over-year	1.1%	4.2%	15.1%	5.1%

cc = at constant exchange rates

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Fresenius Medical Care
Quarterly Performance Scorecard - Dialysis Care Volume
Three months ended December 31,	2010	2009
audited

North America
Number of treatments	5,345,132	5,116,855
Treatments per day	67,660	64,770
Per day sequential growth	1.2%	(0.2)%
Per day year-over-year growth	4.5%	3.9%
Same market growth year-over-year	4.4%	3.6%

International
Number of treatments	2,917,872	2,464,586
Same market growth year-over-year	6.2%	3.7%

Fresenius Medical Care
Quarterly Performance Scorecard - Expenses
Three months ended December 31,	2010	2009
audited

North America
Costs of revenue and operating expenses
In percent of revenue	82.1%	82.3%
Selling, general and administrative
In percent of revenue	16.8%	16.2%
Bad debt expenses
In percent of revenue	2.5%	2.2%
Dialysis Care operating expenses/treatment (in US-$)	281	282
Sequential growth	(0.9)%	(0.2)%
Growth year-over-year	(0.3)%	1.8%

Total Group
Costs of revenue and operating expenses
In percent of revenue	83.0%	83.8%
Selling, general and administrative
In percent of revenue	17.2%	17.8%
Effective tax rate	36.3%	34.9%

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Fresenius Medical Care
Quarterly Performance Scorecard - Cash Flow/Investing Activities
Three months ended December 31,	2010	2009
(in US-$ thousands, except number of de novos)
audited

Total Group
Operating Cash Flow	340,991	458,132
In percent of revenue	10.8%	15.1%

Free Cash Flow before acquisitions	172,936	284,623
In percent of revenue	5.5%	9.4%

Acquisitions, net of divestitures	379,439	78,841

Repayments of short-term investments, net	(131,490)	0

Capital expenditures, net	168,055	173,509
In percent of revenue	5.3%	5.7%

Maintenance	89,640	93,637
In percent of revenue	2.8%	3.1%

Growth	78,415	79,872
In percent of revenue	2.5%	2.6%

Number of de novos	18	39
North America	11	29
International	7	10

Fresenius Medical Care
Quarterly Performance Scorecard - Balance Sheet
December 31,	2010	2009
audited

Total Group
Debt (in US-$ million)	5,880	5,568
Debt/EBITDA	2.4	2.5

North America
Days sales outstanding	54	52

International
Days sales outstanding	116	110

Fresenius Medical Care AG & Co. KGaA, February 23, 2011	18 of 19

Fresenius Medical Care
Quarterly Performance Scorecard
Three months ended December 31,	2010	2009

Clinical Performance
North America (U.S.)
Single Pool Kt/v > 1.2	97%	96%
Hemoglobin = 10-12g/dl	71%	64%
Hemoglobin = 10-13g/dl	89%	88%
Hemoglobin < 10 g/dl	7%	7.3%
Albumin >= 3.5 g/dl 1)	84%	83%
No catheter	76%	73%
Phosphate = 3.5-5.5mg/dl	57%	55%
Hospitalization Days per patient 2) (12 months ending December 31)	9.9	10.0

Demographics
North America (U.S.)
Average age (in years)	62	62
Average time on dialysis (in years)	3.7	3.6
Average body weight (in kg)	81	81
Prevalence of diabetes	55%	54%

1) International standard BCR CRM470

Fresenius Medical Care
Quarterly Performance Scorecard
Three months ended December 31,	2010	2009

Clinical Performance
Europe, Middle East and Africa
Single Pool Kt/v > 1.2	95%	95%
Hemoglobin = 10-12g/dl	54%	52%
Hemoglobin = 10-13g/dl	77%	77%
Hemoglobin < 10 g/dl	12%	11%
Albumin >= 3.5 g/dl 1)	86%	86%
No catheter	82%	83%
Phosphate = 3.5-5.5mg/dl	59%	61%
Hospitalization Days per patient (12 months ending December 31)	9.7	8.6

Demographics
Europe, Middle East and Africa
Average age (in years)	64	64
Average time on dialysis (in years)	5.0	4.7
Average body weight (in kg)	70	70
Prevalence of diabetes	28%	28%

1) International standard BCR CRM470

Fresenius Medical Care AG & Co. KGaA, February 23, 2011	19 of 19